SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Shareholders’ Meeting

We hereby inform that the Shareholders of Eletrobras, assembled, at an Ordinary and Extraordinary General Meetings, on April 30th, 2010, decided on the following issues:

154th Extraordinary General Meeting:

1. In accordance with section 28 of the Company’s by-laws and section 150 of Law 6,404/76, homologation of the election of two members of the Board of Directors:

Virginia Parente de Barros replacing Carlos Alberto Leite Barbosa and Lindemberg Bezerra de Lima, replacing Victor Branco de Holanda

50th Ordinary General Meeting

1 – Approval of the Financial Statements for the year ended 2009, the Management Report, Decisions of the Board of Directors and the Report of the Fiscal Council

2 - Approval of the proposal of the Board of Directors concerning the destination of net income for the 2009 financial year and the distribution of shareholders’ compensation, as Interest on own capital, in the amount of R$ 741.5 million, corresponding to the following amounts per share as of December 31, 2009: R$ 0.409663154 for common shares, R$ 2.174044375 for class “A” preferred shares and R$ 1.630533281 for class “B” preferred shares. Pursuant to Eletrobras’s by-laws, the amounts above will be adjusted with reference to the variation of the SELIC rate until the payment date.

This compensation will be paid to those shareholders of record on April 30th, 2010 and Eletrobras shares will be traded ex-interest as of May 3rd 2010, as follows:

Type of Shares	Gross Values on December 31, 2009	Values on April 30,2010
COMMON	0.409663154	0.420894814
PREFERRED “A”	2.174044375	2.233649753
PREFERRED “B”	1.630533281	1.675237314

3 - Election of the following members of the Board of Directors:

Márcio Pereira Zimmermann - Chairman
José Antonio Muniz Lopes
José Antonio Corrêa Coimbra
Lindemberg de Lima Bezerra
Wagner Bittencourt de Oliveira
Erenice Alves Guerra
Virgínia Parente de Barros
Luiz Soares Dulci
Arlindo Magno de Oliveira

4 - Election of the following members of the Fiscal Council:

Members	Alternates
Representatives of the Ministry of Mines and Energy
Édison Freitas de Oliveira	Jairez Elói de Souza Paulista
Danilo de Jesus Vieira	Ricardo de Paula Monteiro
Representatives of the National Treasury
Charles Carvalho Guedes	Leila Przytyk
Representatives of the Minority Shareholders
Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

5 - Approval of the total compensation to be paid to the Executive Directors of Centrais Elétricas Brasileiras SA - Eletrobras in the amount of R$ 5,332,900.00 (five million, three hundred and thirty-two thousand and nine hundred reais) for the period between April 2010 and March 2011, including monthly wages, Christmas bonus (13th salary), vacation and meal bonus, participation in profits of the Company, group life and funeral insurance, medical insurance, pension fund, payment of transportation and living expenses as applicable, pursuant to Decree 3,255, dated November 19th, 1999. The transfer to wages of any benefits given to Eletrobras’ employees on upon signing of the 2010 Collective Labor Agreement is strictly forbidden.

Approval of the compensation of the members of the Board of Directors and Fiscal Council at 10% of the monthly average compensation of the members of the Executive Officers of the Company, not including the amount of the participation in profits of the Company, as well as the benefits regarding vacation and meal bonus, life and funeral insurance, medical insurance, pension fund, payment of living expenses, as well as approval of payment of transportation and expenses of members of the Board of Directors, as applicable.

6 - The postponement to a later meeting, of the matters relating to the newspapers in which the Financial Statements of the Company regarding the year of 2010 will de published.

Brasília, April 30th, 2010

Armando Casado de Araujo
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.